UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM SD

Specialized Disclosure Form

AEGION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-10786	45-3117900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17988 Edison Avenue, Chesterfield, Missouri	63005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number,
including area code             (636) 530-8000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01 Conflict Minerals Disclosure and Report

Aegion Corporation (“Aegion”, “we” or “our”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, Aegion is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of Aegion’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at www.aegion.com, under the heading “Investors”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

Aegion has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEGION CORPORATION

By:    /s/ David F. Morris
David F. Morris
Executive Vice President, General Counsel
and Chief Administrative Officer

Date: May 29, 2015